UBS AG
Postfach
CH-8098 Zurich
Tel +41-44-234 11 11
www.ubs.com
28 March 2024
US Securities and Exchange Commission
100 F Street, NE
Washington, DC

20549
Re:

Notice of Disclosure filed in Exchange Act Annual Report under Section

219 of the Iran
Threat

Reduction and Syria Human Rights Act of 2012 and Section 13(r)

of the Exchange Act
Ladies and Gentlemen:
Pursuant to Section 219 of the Iran Threat Reduction and Syria Human

Rights Act of 2012 and
Section 13(r) of the Securities Exchange Act of 1934, as amended,

notice is hereby provided that UBS
AG has made disclosure pursuant to those provisions in their joint Annual

Report on Form 20-F for
the year ended December 31, 2023, which was filed with the Securities and Exchange Commission on
28 March 2024.
Respectfully submitted,
UBS AG
By:
/s/ David Kelly___
David Kelly
Managing Director
/s/ Ella Campi____
Ella Campi

Executive Director